MAIL STOP 3561

December 28, 2005

J. Patrick Michaels, Jr., Chairman
CEA Acquisition Corporation
101 East Kennedy Boulevard, Ste. 3300
Tampa, Florida 33602

      Re:	CEA Acquisition Corporation
   Amendment No. 1 to Registration Statement on
   Form S-4
   Filed December 13, 2005
   File No. 333-129314

Dear Mr. Michaels,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Prospectus Cover Page

1. We note your response to prior comment four of our letter dated November 30, 2005. We also note that while the Signing Shareholders, who constitute a majority of the issued and outstanding shares of etrial have already made an investment decision and have improved the transaction, approximately 48 percent of etrials` common stock holders have not voted on the merger. Please disclose the basis upon which CEA has determined that it may register the offer and sale of the shares to be issued to the Signing Shareholders consistently with the Securities Act of 1933 and section 5 thereof in particular. Additionally, address the basis upon which the CEA common stock and warrants can be offered and issued to the non-Signing Shareholders consistently with section 5.

Questions and Answers about the Proposal, page 8

2. Please revise to include a question and answer to address any limitation on the amount of etrials shareholders that could seek appraisal rights.

Summary of the Proxy Statement/Prospectus, page 17

3. We note your response to prior comment 13. In the related transactions disclosure, please revise to identify the "certain" shareholders that are party to the voting agreement. The identification of the certain shareholders will allow investors to further understand the interest of the parties possibly endorsing the merger.

Special Meeting of CEA Stockholders, page 49

4. We note your response to prior comment 34. We note that while broker non-votes and abstentions have the same effect as voting against the merger, such actions or inactions will prevent your shareholders from exercising their conversion rights. Please revise to include a risk factor and include a brief statement in the question and answer section to clarify that an "affirmative" vote is required in order to exercise the conversion rights.

5. We note your response to prior comment 37 that the disclosure regarding the payment to Morrow & Co. is not material to investors.
Disclosure of the fee and whether or not management will have to bear these fees if the merger is not completed is material to an investor`s understanding of the interests of management in this transaction. Please revise to disclose the fee and source of payment.

The Merger Proposal, page 56

6. We note your response to prior comment 38. The additional disclosure on page 56 does not discuss the timeline involved with the introduction of etrials. Please revise to disclose when American Fund Advisor and EarlyBird became aware of etrials` need for raising capital.

7. On page 58, please revise to clarify the disclosure that the increase in revenues was a result of "the increase to 107 contracts from 182 contracts in our contract backlog." This appears to be an error. Please revise to correct or advise.


Merger Agreement, page 70

8. We note the additional disclosure on page 70 regarding the shares
allocated to etrials warrant holders used to induce them into exercising their warrants before the merger. Please revise to clarify if any of these warrant holders are five percent beneficial owners or are related to etrials.  This arrangement would cause the
current etrials shareholders to experience further dilution since the
number of shares issued to them in the aggregate is still
7,400,000
while the number of etrials` shares have increased. Please revise to fully discuss this dilution so that etrials` shareholders who are contemplating their appraisal rights can have a full understanding of the surrounding circumstances.

9. Please revise to clarify if the number of shares escrowed by etrials shareholders will be affected by the exercise of appraisal rights.

10. On page 76, we note the limitation that "holders of not more than
5% of the shares of etrials` common stock, Series A preferred stock and Series B preferred stock outstanding immediately before the closing not having taken action to exercise their appraisal rights."
On page 156 you disclose that etrials` shareholders are not allowed to vote and are entitled to appraisal rights and may demand such rights "within 20 days of the mailing of the notice." We also note that the notice is mailed within 10 days of the effective date of the merger. Please revise to reconcile this disclosure with that on page
76. If etrials` shareholders are entitled to 20 days, please revise to clarify how you will be able to ascertain the five percent threshold before the closing of the merger as disclosed on page 76.

Expected Effects of Merger on Business of etrials, page 105

11. We note the additional disclosure on page 105 in response to prior comment 49. Please revise to clarify if the two primary effects are the reasons etrials sought American Fund Advisors` aid in raising additional capital. If so, please revise to discuss any research etrials has performed to determine its need for additional capital. To the extent there was a defined plan to use additional proceeds, such plans seem to extend to the proceeds to be received through this merger. In that event, please revise to discuss with more detail your plans with this trust proceeds after completion of the merger.

12. To the extent that the trust proceeds will be used for the satisfaction of outstanding liabilities, please revise to discuss such uses.

The etrials Business, page 106

13. Please revise to include your response to prior comment 64 in the prospectus to enhance investors` understanding of etrials five categories of products.

14. We note the additional disclosure on pages 108 and 114 regarding
MiniDoc and the patent infringement case. Please revise to clarify if the property rights you acquired from MiniDoc are directly related to the patent infringement case. If so, please discuss the reasoning of acquiring the rights from MiniDoc instead of directly from PHT.

15. If possible, please revise to quantify the future payments you will make to PHT as part of the patent infringement case settlement.

Results of Operations, page 122

Nine Months Ended September 30, 2005 Compared to the Nine Months
Ended September 30, 2004

16. We note that the increase in cost of revenues is partially attributed to accrual of $279,000 for amounts paid in the settlement of the patent infringement case. Please revise that with your disclosure that the net loss experienced is partially attributed to the settlement cost of $690,000.

Directors and Executive Officers, page 131

17. We note throughout this section you disclose that various individuals have over a number of years of experience in certain areas. If you elect to retain references of experience outside of the of the five years required by Item 401 of Regulation S-K, please revise to fully discuss such experience.

Beneficial Ownership of Securities, page 141

18. We note your response to comment 84. Please revise to disclose the natural persons who exercise voting control over the shares held by entities that are not natural persons.

Appraisal Rights, page 156

19. We note that etrials` shareholders must demand appraisal within
20 days of the mailing of the notice. Since the timing of the response is dictated by the date of mailing, please revise to clarify if the demand is considered made on the date it is mailed.

Report of Independent Registered Public Accounting Firm, F-2

20. We have reviewed your response to prior comment 86 and reissue our previous comment until resolved. We noted the December 31, 2003 financial statements of etrials Worldwide Limited, a wholly owned subsidiary were audited by other auditors. Please include the audit report issued by the other auditor covering this period, and file a copy of the auditor`s consent to the use of its report. Please refer to the guidance is Article 2-05 of Regulation S-X.

Notes to Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, F-9

21. We have reviewed your response to prior comment 87. Based on the fact that the hosting fees and services under the contract are not separate units of accounting (pursuant to EITF 00-21 as you have indicated in your response), please justify how your conclusion of recognizing the multiple deliverables of the arrangement separately,
(i.e., hosting fees ratably over the hosting period and the services under the proportional performance method) is consistent with GAAP.
Cite the specific authoritative literature you used to support your accounting treatment. Please revise or advise.

22. We noted from your disclosure on page 110 that the services and revenues under the master contracts are covered under separately negotiated project or task orders. Please clarify if the revenue for services that are recognized under the proportional performance method relates to each separate project or task order or the master contract.

Note 3.  Acquisition of Araccel corporation, F-18 and F-19

23. While we noted your response to prior comment 91, we also noted
in the first paragraph on page 125 (your comparative analysis of
2003
versus 2002) that you acquired $2.9 million in contract backlog. Pursuant to SFAS 141 and EITF 02-17, it would appear to us that certain identifiable intangible assets (namely backlog, customer relationships, and customer lists) meet the criteria for recognition as an intangible asset apart from goodwill, regardless of the continuation of your customer relationship (i.e. even if your purchase or sales orders are cancelable). Please revise your financial statements and purchase price allocation to be consistent with the aforementioned guidance, or provide us with a more thorough analysis (citing the specific authoritative literature you used) justifying your accounting treatment.

CEA Acquisition Corporation Financial Statements

Note 3. Offering, F-45

24. We note the amended disclosure on F-45, including your estimate of volatility (10.57%) in determining the fair value of the UPO.
Please tell us how you determined the volatility assumption and why you believe this factor provides a reasonable volatility estimate for your company.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	David Miller
	Fax #  212-818-8881
J. Patrick Michaels, Jr., Chairman
CEA Acquisition Corporation
December 28, 2005
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